UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170222

DIVISION OF
CORPORATION FINANCE

March 30, 2017

Robert A. Cantone
Proskauer Rose LLP
rcantone@proskauer.com

Re: Celgene Corporation
Incoming letter dated February 9, 2017

Dear Mr. Cantone:

This is in response to your letter dated February 9, 2017 concerning the shareholder proposal submitted to Celgene by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDM M-07-16

March 30, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Celgene Corporation
Incoming letter dated February 9, 2017

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on certain executive pay matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes.

We are unable to concur in your view that Celgene may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Celgene may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Celgene may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. We are also unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that Celgene may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Celgene may exclude the proposal under rule 14a-8(i)(7). In this regard, we note that the proposal relates to the monitoring of preliminary voting results with respect to executive compensation. Accordingly, we do not believe that Celgene may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Brigitte Lippmann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Proskauer» Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

February 9, 2017

Robert A. Cantone
Member of the Firm
d 212.969.3235
f 212.969.2900
rcantone@proskauer.com
www.proskauer.com

By Email

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Celgene Corporation – Notice of Intent to Omit Stockholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling

Dear Ladies and Gentlemen:

This firm represents Celgene Corporation, a Delaware corporation ("Celgene"), on whose behalf we are filing this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Celgene's intention to exclude a stockholder proposal submitted by John Chevedden (the "Proposal") from the proxy materials for Celgene's 2017 Annual Meeting of Stockholders to be held on June 14, 2017 (the "2017 Proxy Materials").

Celgene asks that the Commission's Division of Corporation Finance (the "Staff") provide a no-action letter such that it would not recommend that enforcement action be taken by the Commission against Celgene if Celgene excludes the Proposal from Celgene's 2017 Proxy Materials. The Proposal is properly excluded under:

(i) Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate state law to which it is subject;

(ii) Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Celgene's ordinary business operations; and

(iii) Rule 14a-8(i)(3) because the Proposal is vague and misleading.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. We are also sending a copy of this letter to John Chevedden, the shareholder who submitted the Proposal, at the e-mail address provided to us. Celgene plans to file its definitive proxy statement with the Commission on or about May 1, 2017. Accordingly, in compliance with Rule 14a-8(j), we are submitting this letter not less than 80 days before Celgene intends to file its definitive proxy statement.

THE PROPOSAL

On December 29, 2016, Celgene received the Proposal and accompanying supporting statement, which, as revised by the Proponent later on December 29, 2016, states:

> Shareholders request our Board of Directors to take steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on certain executive pay matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. Certain maters [*sic*] include the topics of say on executive pay and management-sponsored or board-sponsored resolutions seeking approval of executive pay plans. This proposal would not prohibit management access to shareholder comments submitted along with shareholder meeting ballots. This proposal is limited to executive pay items. Shareholders could still waive the confidentiality of their ballots on executive pay items – for instance by checking a box on the ballot.
>
> Our management can now monitor incoming votes and then use shareholder money to blast shareholders with costly solicitations on matters where they have a direct self-interest such as the ratification of lucrative stock options and to obtain artificially high votes for their lucrative pay.
>
> Our management can now do an end run on the effectiveness of say on pay votes. Instead of improving executive pay practices in response to disapproving shareholder votes, our management can efficiently manipulate the say on pay vote to a higher percentage. Without confidential voting our management can simply blast shareholders by using multiple professional proxy solicitor firms at shareholder expense (no disclosure of the cost) with one-way communication by mail and electronic mail (right up to the deadline) to artificially boost the vote for their self-interest executive pay ballot items.
>
> It is important for shareholders that the company get executive pay right in order to give management the best-focused incentive for long-term shareholder value. Executive pay is not ordinary business.

A copy of the Proposal, the revised Proposal and the accompanying supporting statements (the Proposals and supporting statements together and as amended, the "Proposal") and correspondence is attached to this letter as Exhibit A.

GROUNDS FOR EXCLUSION

I. The Proposal may be excluded under Rule 14a-8(i)(2) because, if implemented, it would cause Celgene to violate state law to which it is subject.

A. Background of Rule 14a-8(i)(2)

Exchange Act Rule 14a-8(i)(2) permits the exclusion of a proposal from a company's proxy materials if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. Celgene is a Delaware corporation subject to Delaware General Corporation Law ("DGCL"). Section 109(b) of the DGCL provides that the bylaws of a Delaware corporation "may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." For the reasons set forth below, and as more fully discussed in the supporting opinion of Delaware counsel, Morris, Nichols, Arsht & Tunnell LLP (the "Delaware Law Opinion"), attached hereto as Exhibit B, the Proposal may be excluded from Celgene's 2017 Proxy Materials because adoption of the bylaw provision that it requests would cause Celgene to violate Delaware law.

A. *The Proposal, if implemented, would violate the directors' rights to access books and records of the Company under Section 220 of the DGCL*

If implemented, the Proposal would violate Section 220 of the DGCL. Section 220 gives every director the right to review corporate books and records: "Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders and its other books and records for a purpose reasonably related to the director's position as a director." Since proxy voting tallies, whether interim or final, are information tabulated for and on behalf of the corporation, such tallies clearly comprise a part of the corporation's books and records.

Under Delaware law, "because of their statutory obligation to manage the business and affairs of the corporation and the concomitant fiduciary duties they owe to the corporation and its stockholders, individual directors have informational rights [under Section 220(d)] that are 'essentially unfettered in nature."' *In re Information Management Services, Inc.*, 81 A.3d 278, 290 (Del. Ch. 2013). This "unfettered right" stems from the directors' duty to manage the business and affairs of the corporation under Delaware law. Further, under Delaware law, until the shareholders' vote is obtained, the board is required to revisit its recommendation to ensure that it is "current and candid," and the board's "ongoing obligation to review and update its recommendation" includes "'an obligation to use reasonable care in presenting a recommendation for stockholder action and in gathering and disseminating corporate information in connection with that recommendation.'" *In re Primedia, Inc. S'holders Litig.*, 67 A.3d 455,

491 (Del. Ch. 2013) (internal citations omitted). Since directors are thus entitled to examine updated voting tallies pursuant to Section 220(d) of the DGCL in furtherance of the discharge of their fiduciary duties, the Proposal, if implemented, would violate the directors' right under Delaware law to access corporate books and records of the Company under Section 220(d) in furtherance of the discharge of their fiduciary duties.

Because the Proposal is an impermissible restriction upon the directors' statutory rights under Section 220, the Proposal would, if implemented, violate Section 220 of the DGCL. Accordingly, the Proposal is excludable under Rule 14a-8(i)(2).

B. The Proposal, if implemented, would impermissibly restrict Celgene's directors' exercise of their fiduciary duties

Under Section 141(a) of the DGCL, Celgene's board of directors (the "Board") is vested with the power to manage the Company. In exercising this power, the Board possesses "concomitant" fiduciary duties to act in the best interests of the stockholders, which includes an obligation to act in an informed and deliberative manner. That obligation may involve deciding whether to take action or stay the course with respect to a matter to be submitted to a stockholder vote. In that connection, the Board may also need to determine whether and how to collect information that would potentially inform their decision-making regarding the matter to be submitted to a vote. Decisions about whether, when and how to collect information that may be material to the Board's decision-making cannot be made in advance and cannot be foreclosed or restrained by a bylaw.

In a long line of settled precedents, the Delaware courts have repeatedly struck down attempts to dictate future conduct by directors. *See, e.g., CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008) (holding that the proposed bylaw to require future boards to reimburse stockholders for the expenses they incurred in a proxy contest would impermissibly "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would require them to deny reimbursement to a dissident slate"). And just as a bylaw cannot require a board to reimburse expenses in the voting context, it also cannot require a board to refrain from reviewing certain information in the voting context. *Mercier v. Inter-Tel (Delaware), Inc.*, 929 A.2d 786 (Del. Ch. 2007) (finding that the board had demonstrated "compelling justification" for postponing a meeting when it appeared that stockholders would vote down a transaction the board believed to be in the best interest of the stockholders).

The Proposal's interference with the ability of the Company's directors to fulfill their fiduciary duties under Delaware law renders the Proposal excludable under Rule 14a-8(i)(2).

II. The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business

A. Background of Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal if the "proposal deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "May 1998 Release"), the Commission stated that the policy underlying Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Also in the May 1998 Release, the Commission identified two "central considerations" for the application of Rule 14a-8(i)(7) to exclude shareholder proposals. First, there are tasks "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. Second, consideration is given to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." The Commission stated that this second consideration "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

B. The Proposal Relates to Ordinary Business Matters

The Staff has repeatedly permitted exclusion under Rule 14a-8(i)(7) for proposals substantially similar to the Proposal here. *See, e.g., Southwest Airlines Co.* (January 31, 2017); *The Interpublic Group of Companies, Inc.* (January 26, 2017); *Duke Energy Corporation* (January 17, 2017); *The Boeing Company* (January 6, 2017); *Honeywell International Inc.* (January 6, 2017); *Praxair, Inc.* (January 6, 2017); *NiSource Inc.* (January 6, 2017); *L-3 Communications Holdings, Inc.* (January 6, 2017); *Ferro Corporation* (January 6, 2017); *Baxter International Inc.* (December 27, 2016); *Pfizer Inc.* (December 27, 2016); *Kohl's Corporation* (December 3, 2016) (collectively, the "Precedent Letters"); *see also FedEx Corp.* (July 18, 2014) and *NetApp, Inc.* (July 15, 2014). In each of the Precedent Letters, the proponents submitted proposals that, like the Proposal, requested a bylaw amendment that would make a running tally of votes cast, including a running tally of votes for and against, unavailable to management or the board prior to the company's annual meeting. For similar reasons as the reasons addressed in the Precedent Letters, we believe the Proposal is also excludable under Rule 14a-8(i)(7).

The proposals in the Precedent Letters sought to prevent access to the outcome of votes on particular "uncontested matters": (i) "approval of executive pay," including "votes mandated under applicable stock exchange rules," (ii) proposals "required by law," such as say-on-pay votes, and (iii) "Rule 14a-8 shareholder proposals." The Proposal submitted by the Proponent here is similar, purporting to be limited to "executive pay items" and to include "the topics of say on executive pay" and resolutions on "executive pay plans." The principal differences with the proposals in the Precedent Letters is that the Proposal here does not reference (i) proposals "required by law" (however, the Proposal does mention say-on-pay votes, the one example of a proposal "required by law" provided in the proposals addressed in the Precedent Letters), or (ii) Rule 14a-8 shareholder proposals. Additionally, unlike the proposals at issue in the Precedent Letters, the Proposal here would not provide management or the board with the ability to monitor preliminary voting results for the purpose, among others, of achieving a quorum. For the following reasons, we do not believe that these differences should change the Staff's decision to grant relief under Rule 14a-8(i)(7) for exclusion of the Proposal as it did in the Precedent Letters.

1. *The Proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to monitoring preliminary voting results with respect to general employee matters involving Celgene's ordinary business*

In granting relief in the Precedent Letters, the staff noted that the proposals related "to the monitoring of preliminary voting results with respect to matters that may relate to [the company's] ordinary business." Despite the statement in the Proposal that "[e]xecutive pay is not ordinary business," the Proposal here directly and primarily relates to the monitoring of preliminary voting results by Celgene's management and directors with respect to matters that relate to Celgene's general, non-executive, employees.

While proposals addressing exclusively senior executive or director compensation matters are not excludable, the Staff has made clear that a company may rely on Rule 14a-8(i)(7) for exclusion of certain proposals that focus on equity compensation plans that may be used to compensate a company's "general workforce," even if those proposals also implicate compensation paid to executives and directors. See Staff Legal Bulletin No. 14A (July 12, 2002). In *The Coca-Cola Company* (January 8, 2014), when granting relief pursuant to Rule 14a-8(i)(7) to exclude a proposal that sought to preclude the release of unvested restricted stock awards to "senior executives and Board members" without shareholder approval, the Staff noted that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7)." *See also AmSouth Bancorporation* (January 12, 2006) (granting relief pursuant to Rule 14a-8(i)(7) to exclude a proposal seeking to require shareholder approval of the release or alteration of restricted stock awards).

Here, the Proposal specifically notes that the requested bylaw would include "management-sponsored or board-sponsored resolutions seeking approval of executive pay plans." Celgene regularly submits proposals to its shareholders that involve executive pay matters and "executive pay plans" but, like the proposals contemplated in SLB 14A and addressed in *The Coca-Cola Company*, are also necessarily directly related to non-executive employees, and therefore to

Celgene's ordinary business. This is because Celgene maintains plans that cover both executives and non-executives. For example, at each annual meeting from 2011 through 2016, Celgene submitted to its shareholders amendments to the company's 2008 Stock Incentive Plan (the "Plan") for approval. As required by NASDAQ listing standards, Celgene will also submit future material amendments to the Plan or new equity compensation plans to its shareholders for their approval. The Plan is one of the primary mechanisms Celgene uses to compensate its executive officers and directors, providing Celgene with the ability to grant stock options, restricted stock units and other differentiated, meaningful rewards to its executives. Because it relates to compensation to executive officers, any future shareholder votes to amend the Plan or adopt a new, similar equity compensation plan would be directly affected by the bylaw requested by the Proposal. But the Plan also covers the grant of equity to Celgene's general workforce, allowing Celgene to provide long-term performance incentives to its general employees and foster its philosophy of broad-based employee stock ownership. These matters are fundamental to Celgene's ordinary business and management's ability to run the business on a day-to-day basis. The Proposal therefore goes beyond "senior executive and director compensation" matters, and seeks to prevent Celgene's management and directors from monitoring shareholder votes with respect to the Plan or other proposals that would also affect Celgene's compensation of non-executives. And it does so in a manner which the Staff has already held contravenes Rule 14a-8(i)(7).

Because the Proposal, like the proposals in the Precedent Letters, relates to the monitoring of preliminary voting results with respect to matters that may relate to Celgene's ordinary business, the Proposal is properly excludable under Rule 14a-8(i)(7).

2. *The proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to the logistics related to the conduct of Celgene's annual meetings*

Additionally, the Staff has repeatedly taken the view that shareholder proposals relating to the management of logistics for annual shareholder meetings relate to the company's ordinary business operations and may therefore be excluded pursuant to Rule 14a-8(i)(7). *See, e.g., Servotronics, Inc.* (February 19, 2015) (granting no-action relief under Rule 14a-8(i)(7) with regard to a shareholder proposal seeking to incorporate a question-and-answer period in the company's annual shareholder meetings and specifically noting that "[p]roposals concerning the conduct of shareholder meetings generally are excludable under rule 14a-8(i)(7)"); *Citigroup Inc.* (February 7, 2013) (concurring in the exclusion of a proposal urging the company "to allocate a reasonable amount of time before and after the annual meeting for shareholder dialogue with [the company's] directors" on the ground that the proposal relates to the company's ordinary business operations and explaining that "[p]roposals concerning the conduct of shareholder meetings generally are excludable under rule 14a-8(i)(7)"); *ConWay Inc.* (January 22, 2009) (permitting the exclusion of a proposal requesting that the board "take the necessary steps to ensure that future Annual Shareholders Meetings be distributed over the Internet using webcast technology" and explicitly stating that the proposal relates "to Con-way's ordinary business operations (i.e., shareholder relations and the conduct of annual meetings)"); *Ford Motor Co.* (January 2, 2008) (granting no-action relief under Rule 14a-8(i)(7) with regard to a proposal seeking to establish the location of annual meetings, because the proposal relates "to Ford's ordinary business operations (i.e., the location of Ford's annual meetings)"); *Exxon Mobil Corp.* (March 2, 2005) (permitting the exclusion of a proposal requesting that the company set aside time on the agenda at each annual meeting for shareholders to ask questions of the company's nonemployee directors, on the ground that the proposal concerns "ExxonMobil's ordinary business operations (i.e., conduct of annual meetings)").

Even though the Proposal purports to be limited to the monitoring of voting results with respect to "executive pay matters," the Proposal relates to the Company's ordinary business of conducting its annual meetings because it seeks to regulate its logistical management of the meeting, requiring measures to prevent management's access to the outcome of votes cast by proxy, including a running tally of votes for and against, which Celgene's management utilizes to prepare for and conduct its annual meetings, and which its board uses in the exercise of its fiduciary duty to monitor trends in shareholder voting.

The Proposal also impacts other routine operational matters. As previously noted, at all of Celgene's annual meetings since 2011, the Company has submitted proposals to its shareholders that touch upon executive pay matters, including shareholder approval of its equity compensation plans, and non-binding shareholder votes on the "say-on-pay" proposals required by Rule 14a-21. Before its annual meetings, Celgene's management and Board use preliminary voting results to gauge shareholders' views on matters to be voted on at the meeting, providing management and the board the opportunity to communicate with shareholders effectively before the meeting and to prepare for questions or discussion that may arise at the meeting. The Company also relies on preliminary voting information to determine when and how to solicit shareholders before the annual meeting. By impeding communications with shareholders about meeting agenda items, restricting information that is essential to the Company in its solicitation of shareholders, and interfering with the ability of management and the board to be adequately equipped to handle questions at the meeting itself, the Proposal affects the Company's ability to prepare for and conduct its annual meetings effectively. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7).

Moreover, the bylaw amendment requested by the Proposal would if implemented significantly hinder Celgene's ability to determine whether or not it has a quorum. In the Precedent Letters, the proposals said that they would not "impede our Company's ability to monitor the number of votes cast to achieve a quorum." However, the Proposal here does not include a similar accommodation, and would not permit Celgene's management or directors to access preliminary voting results, even for the limited purpose of determining whether or not a quorum will be met. Like many companies, Celgene's management relies on Broadridge Financial Solutions, Inc.

("Broadridge") to provide preliminary voting results before the Company's annual meeting for the purposes of determining whether a quorum will be met. As noted by the SEC in Exchange Act Release No. 38406 (March 14, 1997), "[t]o help issuers determine whether they have a quorum, many brokers currently report a discretionary vote 10 or 15 days before a meeting...and again at the time of the meeting." Brokers typically will report this information to Broadridge, who then provides the information to the Company. As noted by the SEC, this service is fundamental to the conduct of the annual meeting. *See, e.g.*, Exchange Act Release No. 38058 (December 18, 1996) ("Without this service, many issuers would need to hire a proxy solicitor to obtain voting estimates. Obtaining the vote from a single source for hundreds of nominees can save the issuer substantial expense, and daily voting updates provide comfort to the issuer as the meeting date approaches"). Preventing management and the board from accessing the preliminary voting results from Broadridge or the direct results from the Company's record holders would significantly interfere with the conduct of the annual meeting, and its ability to react appropriately to situations where a quorum may not be met, which is a matter of the Company's ordinary business.

In addition, the Staff has consistently determined that shareholder proposals that affect a company's communications with shareholders on ordinary business matters may be excluded from the proxy statement pursuant to Rule 14a-8(i)(7). And as discussed above, the bylaw requested by the Proposal would have a direct impact on proposals directly related to the Company's ordinary business. In *Peregrine Pharmaceuticals, Inc.* (July 16, 2013), for example, the Staff concurred in the exclusion of a shareholder proposal requesting a period of time on every public company conference call for shareholders owning a minimum amount of shares to "ask management, board members and/or consultants on the call questions that relate to the operations of the Company." The Staff specifically noted that "the proposal relates to the ability of shareholders to communicate with management, board members and consultants during conference calls" and that "[p]roposals concerning procedures for enabling shareholder communications on matters relating to ordinary business generally are excludable under rule 14a-8(i)(7)." *See also XM Satellite Radio Holdings Inc.* (May 14, 2007) (granting no-action relief with regard to a shareholder proposal urging the company's board to impose a monetary fine on the company's officers for failing to promptly respond to shareholder letters, since the proposal relates to the company's "ordinary business operations (i.e., procedures for improving shareholder communications)"); *Advanced Fibre Communications, Inc.* (March 10, 2003) (concurring in the exclusion of a proposal requesting that the board establish a designated office to enable direct communications between non-management directors and shareholders and explaining that the proposal relates to the company's "ordinary business operations (i.e., procedures for enabling shareholder communications)").

While the Proposal does not explicitly prohibit shareholder communications, it explicitly states that its purpose is to inhibit certain communications with shareholders which it characterizes as "[using] shareholder money to blast shareholders with costly solicitations." Clearly, the Proposal would discourage and hinder some of the most basic and neutral communications between the Company and its shareholders during the proxy solicitation process, as it would limit access to valuable information about shareholder sentiment that could give rise to important management-shareholder communications. If the Company were to become aware that the opinion of its shareholders regarding an item to be voted on at the annual meeting does not align with its own views, the Company may choose to engage in shareholder communications on that issue. Involuntarily blinded to shareholder concerns regarding ballot items, the Company is unable to make an informed decision about initiating shareholder communications or filing and distributing additional solicitation materials that could further explain or clarify the board's perspective regarding the relevant proposals. Paradoxically, although the Proposal seeks to deter certain communications between the Company and its shareholders, if the Proposal is implemented, a lack of awareness of shareholder sentiment may have the effect of encouraging the Company to engage in additional communication with its shareholders as a precautionary matter precisely because management would be in the dark with respect to preliminary voting results and thus unable to determine the extent to which shareholders were in favor of or opposed to a particular proposal. Because the Proposal thus impedes the Company's ability to communicate on an informed basis with shareholders regarding routine proxy solicitations, it is excludable under Rule 14a-8(i)(7).

In *FedEx Corp.* (July 18, 2014) and *NetApp, Inc.* (July 15, 2014) (cited above), the Staff granted no-action relief with regard to a proposal similar to the Proposal here that requested that "[n]o preliminary voting results shall be provided to management prior to a shareholder meeting unless the Board determines that there is a compelling reason to obtain them." The Proposal is more restrictive on the Company's ability to manage its day-to-day business operations than the proposals found to be excludable in the FedEx and NetApp no-action letters, since the Proposal does not permit Celgene's board to obtain preliminary voting results even if it finds "a compelling reason" to do so. And in the Precedent Letters, the Staff granted relief under Rule 14a-8(i)(7) for similar proposals that, unlike the Proposal, would have allowed companies to access preliminary voting results for the purposes of determining a quorum.

Here, the Proposal similarly relates to the conduct of the Company's annual meetings and discourages routine communications between the Company and its shareholders, which are ordinary business matters, and provides no accommodations for the Company to access preliminary voting results to determine a quorum. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite So As To Be Inherently Misleading And is False and Misleading

A. Background of Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal or supporting statement "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff stated in Staff Legal Bulletin No. 14B (Sept. 15, 2004) that reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the language of the proposal or the supporting statement renders the proposal so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Philadelphia Electric Company* (July 30, 1992). The Staff has further explained that a shareholder proposal can be sufficiently misleading and therefore excludable under Rule 14a-8(i)(3) when the company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.*(March 12, 1991); *see also Walgreens Boots Alliance, Inc.* (October 7, 2016) (granting exclusion under Rule 14a-8(i)(3), and noting that "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

B. The Proposal is impermissibly vague and indefinite so as to be inherently misleading

The Proposal is excludable under Rule 14a-8(i)(3) because the Proposal's requirement that specified information "shall not be available to management" is, in the context of the Company's proxy solicitation and voting procedures, so vague and misleading that neither stockholders nor the Board would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Like many companies, Celgene's management relies on Broadridge to provide preliminary voting results before the Company's annual meeting. This information is provided by Broadridge in an omnibus proxy as agent for its bank and broker-dealer clients, and reflects the aggregated voting instructions from Celgene's beneficial owners. This information does not identify the beneficial owners of Celgene's common stock by name or by any other identifiers, such as account number or address. These proxy votes are provided by banks and brokerage firms pursuant to the rules of the SEC and NASDAQ that require banks and brokerage firms to distribute proxy materials to their customers, collect voting instructions and forward the votes to companies. Similarly, Celgene's stockholders of record, who directly own the Company's shares in their own name, return their proxies by mail or other means throughout the period from the date the Company's proxy statement is first mailed until the date of the annual meeting. The Proposal suggests that there is some process that can be effected through a bylaw amendment that would control when Broadridge and the Company's record holders make their proxy votes available to the Company, and even suggests that, in the context of a single annual meeting, preliminary voting results on certain proposals relating to "executive pay matters" must not be available to management and the Board while those on other proposals would be available. However, because the Proposal does not recognize or address the process for receiving preliminary and final voting results that is involved in the Company's solicitation of proxies, stockholders and the Company are unable to determine with any reasonable certainty what the Proposal requires and likely would have widely differing views on what it would mean to implement the Proposal. *See, supra, Capital One Financial Corp.* (February 7, 2003); *Fuqua Industries, Inc.* (March 12, 1991). The failure to address such fundamental aspects of the Company's proxy voting process renders the Proposal impermissibly vague and indefinite so as to be inherently misleading, and thus excludable pursuant to Rule 14a-8(i)(3).

C. The Proposal contains false statements that causes the entire submission to be materially false and misleading

The Company also believes that it may properly omit the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8(i)(3), as the Proposal is materially false and misleading, contrary to Rule 14a-9, with regard to its fundamental premise.

One of the primary claims in the Proposal is that because management has access to preliminary voting results, it can use "shareholder money" to "blast shareholders" with costly solicitations. In the penultimate paragraph, the Proposal claims that

> "[w]ithout confidential voting our management can simply blast shareholders by using multiple professional proxy solicitor firms at shareholder expense (no disclosure of the cost) with one-way communication by mail and electronic mail (right up to the deadline) to artificially boost the vote for their self-interest executive pay ballot items."

This statement is fundamentally and specifically false and materially misleading in several ways:

- First, the Proposal claims that there is no "disclosure of the cost" of the engagement of proxy solicitation firms. This is plainly false – Item 4(3) of Schedule 14A requires disclosure in the proxy statement of "(i) the material features of any contract or arrangement" with paid solicitors, and "(ii) the cost or anticipated cost thereof." Contrary to the claim in the Proposal that there is "no disclosure of the cost," the Company is required to, and does, disclose the cost of its paid solicitors in the proxy materials provided to its shareholders. For example, in Celgene's definitive proxy statement on Schedule 14A that it filed with the SEC on April 28, 2016, it disclosed that it had engaged a firm to assist with the solicitation of proxies for its 2016 annual meeting of shareholders, disclosing a fee of approximately $70,000 (plus expenses).

- Second, contrary to the Proponent's claim, whether or not management and the Company's board have access to preliminary voting results has no bearing on their ability to solicit shareholders. In fact, if the requested bylaw amendment were adopted, in some circumstances the Company could determine that additional communication with its shareholders was warranted precisely because management did not have access to preliminary voting results and thus was unable to determine the extent to which shareholders were in favor of or opposed to a particular proposal.

- And third, it is false and misleading to describe solicitation from the Company as "one-way communication" as the Proposal does. Celgene actively engages with its shareholders to hear their views, and welcomes communications directly to the board from both its large and smaller shareholders. As discussed in more detail above, the bylaw requested by the Proposal would actually hinder Celgene's communication with its shareholders, contrary to the claim embedded in the Proposal.

The Staff has consistently been of the view that a company may exclude shareholder proposals under Rule 14a-8(i)(3) where the company has "demonstrated objectively that certain factual statements in the supporting statement are materially false and misleading such that the proposal as a whole is materially false and misleading." *See, e.g., Ferro Corporation* (March 17, 2015). We do note that the Staff took a number of positions in 2016 in which it disagreed with a company's view that it could exclude a proposal in reliance on Rule 14a-8(i)(3) *(see, e.g., Bank of America Corporation* (Feb. 9, 2016)); however, in expressing those views the Staff stated the following in each response: "[w]e are also unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading." In this instance, however, each of the foregoing material misstatements in the Proposal renders the Proposal as a whole materially false and misleading because, together, those material misstatements comprise the proponent's entire justification for the bylaw sought by the Proposal. Accordingly, the Company has demonstrated objectively that the Proposal contains misstatements that are materially false and misleading such that the Proposal as a whole is materially false and misleading.

The Company therefore may properly omit the Proposal in reliance on Rule 14a-8(i)(3), as it is materially false and misleading.

CONCLUSION

Based upon the foregoing analysis, we hereby respectfully request, on behalf of Celgene, that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from Celgene's 2017 Proxy Materials. We would be please to provide any additional information and answer any questions that the Staff may have regarding this matter. I can be reached by phone at (212) 969-3235 and by email at rcantone@proskauer.com.

Kindly acknowledge receipt of this letter by return of electronic mail. Thank you for your consideration of this matter.

Sincerely, yours,

Robert A. Cantone

cc: John Chevedden

Exhibit A

The Proposal and Accompanying Correspondence

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Lawrence V. Stein
Corporate Secretary
Celgene Corporation (CELG)
86 Morris Ave
Summit, NJ 07901
PH: 908 673-9000
FX: 908-673-9001

Dear Mr. Schwartz,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve company performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

December 29, 2016
Date

cc: Neil S. Belloff <nbelloff@celgene.com>
Senior Corporate Counsel
Fax: (908) 673-2771
Rebecca Kortman <rkortman@celgene.com>
Felicia Turner <fturner@celgene.com>

[CELG: Rule 14a-8 Proposal, December 29, 2016]
[This line and any line above it – *Not* for publication.]

Proposal [4] – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on certain executive pay matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. Certain maters includes the topics of say on executive pay and management-sponsored or board-sponsored resolutions seeking approval of executive pay plans. This proposal is limited to executive pay items.

Our management can now monitor incoming votes and then use shareholder money to blast shareholders with costly solicitations on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain artificially high votes for their lucrative executive pay.

Our management can now do an end run on the effectiveness of say on pay votes. Instead of improving executive pay practices in response to disapproving shareholder votes, our management can efficiently manipulate the say on pay vote to a higher percentage. Without confidential voting our management can simply blast shareholders by using multiple professional proxy solicitors at shareholder expense (no disclosure of the cost) with one-way communication by mail and electronic mail (until the midnight deadline) to artificially boost the vote for their self-interest executive pay ballot items.

It is important for shareholders that the company get executive pay right in order to give management the best-focused incentive for long-term shareholder value. Executive pay is not ordinary business.

Please vote to enhance shareholder value:

Confidential Voting – Proposal [4]

[The line above – *Is* for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB Memorandum M-07-16

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Lawrence V. Stein
Corporate Secretary
Celgene Corporation (CELG)
86 Morris Ave
Summit, NJ 07901
PH: 908 673-9000
FX: 908-673-9001

REVISION

Dear Mr. Schwartz,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve company performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

December 29, 2016
Date

cc: Neil S. Belloff <nbelloff@celgene.com>
Senior Corporate Counsel
Fax: (908) 673-2771
Rebecca Kortman <rkortman@celgene.com>
Felicia Turner <fturner@celgene.com>

[CELG: Rule 14a-8 Proposal, December 29, 2016]
[December 29, 2016 Revision]
[This line and any line above it – *Not* for publication.]

Proposal [4] – Executive Pay Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on certain executive pay matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. Certain maters include the topics of say on executive pay and management-sponsored or board-sponsored resolutions seeking approval of executive pay plans. This proposal would not prohibit management access to shareholder comments submitted along with shareholder meeting ballots. This proposal is limited to executive pay items. Shareholders could still waive the confidentiality of their ballots on executive pay items – for instance by checking a box on the ballot.

Our management can now monitor incoming votes and then use shareholder money to blast shareholders with costly solicitations on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain artificially high votes for their lucrative executive pay.

Our management can now do an end run on the effectiveness of say on pay votes. Instead of improving executive pay practices in response to disapproving shareholder votes, our management can efficiently manipulate the say on pay vote to a higher percentage. Without confidential voting our management can simply blast shareholders by using multiple professional proxy solicitor firms at shareholder expense (no disclosure of the cost) with one-way communication by mail and electronic mail (right up to the deadline) to artificially boost the vote for their self-interest executive pay ballot items.

It is important for shareholders that the company get executive pay right in order to give management the best-focused incentive for long-term shareholder value. Executive pay is not ordinary business.

Please vote to enhance shareholder value:
Executive Pay Confidential Voting– Proposal [4]
[The line above – *Is* for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit B

The Delaware Law Opinion

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

February 9, 2017

Celgene Corporation
86 Morris Avenue
Summit, NJ 07901

Re: Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

This letter confirms our opinion regarding a stockholder proposal (the "Proposal") submitted to Celgene Corporation, a Delaware corporation (the "Company"), by John Chevedden (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2017 annual meeting of stockholders. For the reasons set forth below, it is our opinion that the Proposal, if implemented, would cause the Company to violate Delaware law.

I. The Proposal.

The Proposal requests that the Company's board of directors (the "Board") take the steps necessary to adopt a bylaw that would prohibit the Board or Company management from, prior to an annual meeting of stockholders, reviewing the "running tally of votes for and against" "certain executive pay matters" to be submitted for stockholder approval (i.e., monitoring the aggregate number of proxies submitted by the stockholders directing the proxyholders to vote "for" or "against" a particular proposal).[1] The Proposal would also prohibit

[1] The Proposal reads as follows:

> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on certain executive pay matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. Certain maters [*sic*] include the topics of say on executive pay and management-sponsored or board-sponsored resolutions seeking approval of executive pay plans. This proposal would not prohibit management access to shareholder comments submitted along with shareholder meeting ballots. This proposal is limited to executive pay items. Shareholders could still waive the confidentiality of their ballots on executive pay items – for instance by checking a box on the ballot.

(Continued . . .)

the Board or management from using such information to solicit proxies. The prohibition on reviewing or using voting information would apply to, among other matters, proposals seeking approval of executive pay and proposals seeking approval of equity compensation plans.[2]

II. Summary Of Our Opinion.

The Proposal is invalid because, if implemented, it would conflict with Delaware law in two ways. First, if implemented, the Proposal would violate Section 220 of the Delaware General Corporation Law (the "DGCL"). Section 220 provides each director of a Delaware corporation with a broad, statutory right to review corporate information. The Proposal, by limiting a director's right to access information relating to potential voting outcomes, is an impermissible intrusion upon this statutory right to information.

Second, if implemented, the Proposal would impermissibly restrict the Board's exercise of its fiduciary duties. The Board has the authority (and the concomitant fiduciary duty) to manage the business and affairs of the Company. When doing so, the directors owe the Company's stockholders a duty of care to act in a deliberative, informed manner and must make their own judgment about how much information they should gather to be fully informed prior to taking action. Delaware law does not permit a bylaw that would place a key piece of information "off limits" to the Board, as contemplated by the Proposal.

III. The Proposal, If Implemented, Would Violate Delaware Law.

A. The Proposal, If Implemented, Would Violate Section 220 of the DGCL.

If implemented, the Proposal would violate Section 220 of the DGCL. Section 220 gives every director the right to review corporate books and records: "Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders and its other books and records for a purpose reasonably related to the director's position as a director."[3] Proxy vote tabulations are compiled for and on behalf of the corporation by its agent and, whether interim or final tabulations, comprise records of the corporation, access to which is explicitly required under Section 220.

(Continued . . .)

A supporting statement, not relevant to our opinion, accompanies the Proposal.

[2] The bylaw urged by the Proposal differs from the "Confidential Voting Policies" adopted at many public companies. These policies typically provide that information with respect to the manner in which particular stockholders have voted will be kept confidential from the Company and will not be disclosed to third parties whether before or after a meeting. Sometimes these policies require that a stockholder affirmatively request this confidential treatment. They may also require that proxies and ballots be tabulated by an independent inspector of elections. Such policies are typically made expressly subject to applicable law and are by their nature changeable or waivable by the board. Unlike such policies, the Proposal urged by the proponent would be a bylaw that covers all stockholders and completely denies the Board and management access to the voting information covered by the bylaw.

[3] See 8 *Del. C.* § 220(d).

Moreover, in the words of the Delaware Court of Chancery, the directors' right to examine the corporation's books and records is "essentially unfettered."[4] This "unfettered right" stems from the directors' duty to manage the business and affairs of the corporation under Delaware law.[5] Further, while Section 109 of the DGCL permits a corporation's bylaws to address a wide range of issues, Section 109 only permits bylaws that are "not inconsistent with law."[6] The inconsistency of the Proposal with Delaware law is plain: Section 220 gives directors a right to review voting information, while the Proposal, if implemented, would prohibit director review of such information.[7]

Because the Proposal is an impermissible restriction upon the directors' statutory rights under Section 220, the Proposal would, if implemented, violate Section 220 of the DGCL.

B. The Proposal, If Implemented, Would Impermissibly Restrict the Directors' Exercise of Their Fiduciary Duties.

Under Section 141(a) of the DGCL, the Board is vested with the power to manage the Company. In exercising this power, the Board possesses "concomitant" fiduciary duties to act in the best interests of the stockholders, which includes an obligation to act in an informed and deliberative manner.[8] During the time between Board approval of a proposal for submission

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4 *Kalisman v. Friedman*, 2013 WL 1668205, at *3 (Del. Ch. Apr. 17, 2013) (internal quotation marks and citations omitted) (discussing the "essentially unfettered" nature of a director's rights under Section 220); *see generally Holdgriewe v. Nostalgia Network, Inc.*, 1993 WL 144604, at *3 (Del. Ch. Apr. 29, 1993) (discussing the "fundamental importance" of a director's rights under Section 220). As discussed below in Section B, a decision by a director to examine the tally of how stockholders are voting is clearly related to the director's position as a director, because becoming informed about whether a given matter is likely to pass could be essential for a board of directors to determine what further actions to take, such as whether to provide additional disclosure to stockholders or delay a meeting (as the Delaware Court of Chancery upheld in the *Inter-Tel* case, discussed below), or to change a proposal, such as by reducing the shares available under an option plan.

5 See 8 *Del. C.* § 141(a). See *In re Information Management Services, Inc.*, 81 A.3d 278, 290 (Del. Ch. 2013) (stating that "because of their statutory obligation to manage the business and affairs of the corporation and the concomitant fiduciary duties they owe to the corporation and its stockholders, individual directors have information rights that are 'essentially unfettered in nature'").

6 See 8 *Del. C.* § 109(b).

7 See 8 *Del. C.* § 109 ("[t]he bylaws [of a corporation] may contain any provision, not inconsistent with law . . . ."). A board-adopted bylaw divesting directors of their rights under Section 220 is invalid, irrespective of whether other limitations on director information rights may be valid. *Cf. Moore Business Forms, Inc. v. Cordant Holdings Corp.*, 1998 WL 71836, at *7 (Del. Ch. Feb. 4, 1998, rev. Mar. 5, 1998) (noting, *in dicta*, in a dispute concerning the information rights of a director affiliated with a significant stockholder, that there was no charter provision or voluntary agreement among the *stockholders* limiting the director's information rights).

8 8 *Del. C.* § 141(a) ("The business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."); *Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998) (discussing a board's "concomitant fiduciary duty pursuant to that statutory mandate [i.e., Section 141(a)]"); *Smith v. Van Gorkom*, 488 A.2d 858 (Del. 1985) (discussing the board's duty to act in an informed, deliberative manner).

to stockholders and the stockholder vote on the proposal, the Board has an ongoing duty to evaluate the advisability of the proposal for purposes of determining whether to continue to recommend the proposal or whether to pursue an alternative to the proposal if circumstances have changed.[9] The decision regarding how much information to collect before making a decision whether to take action or stay the course involves a business judgment by the Board and must be made in compliance with its fiduciary duties. It is a decision that cannot be made by the Board – or dictated by a bylaw – ahead of time; rather, the directors can only decide what information they need on an ongoing, decision-by-decision basis.[10] In other words, the directors cannot be bound by a blanket prohibition that would preclude them (or a future board) from viewing potentially material information.[11]

In a long line of settled precedents, the Delaware courts have repeatedly struck down attempts to dictate future conduct by directors.[12] In *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008), which was referred to the Delaware Supreme Court by the Securities and Exchange Commission, the Court reasoned that neither the board nor the stockholders of a Delaware corporation were permitted to adopt a bylaw that required future boards to reimburse stockholders for the expenses they incurred in a proxy contest. The Court held that the proposed bylaw would impermissibly "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would require them to deny reimbursement to a dissident slate." *Id.* at 239.[13]

---

9 *See generally In re Primedia S'holders Litig.*, 67 A.3d 455, 490-92 (Del. Ch. 2013); see also *Frontier Oil Corp v. Holly Corp.*, 2005 WL 1039027, at *28 (Del. Ch. Apr. 29, 2005) (stating that "[r]evisiting the commitment to recommend the Merger was not merely something that the Merger Agreement allowed the [Target] Board to do; it was the duty of the [Target] Board to review the transaction to confirm that a favorable recommendation would continue to be consistent with its fiduciary duties.) *See also* Section 146 of the DGCL, which recognizes the board's ongoing duty to revisit its recommendation, by expressly permitting the board to contractually agree to submit a matter to stockholders notwithstanding a change of board recommendation after the initial board approval.

10 *In re RJR Nabisco, Inc. S'holders Litig.*, 1989 WL 7036, at *19 (Del. Ch. Jan. 31, 1989) (noting that "the amount of information that it is prudent to have before a decision is made is itself a business judgment" to be made by the board).

11 *See generally Phelps Dodge Corp. v. Cyprus AMAX Minerals Co.*, 1999 WL 1054255 (Del. Ch. Sept. 27, 1999) (Transcript) (suggesting that directors may breach their fiduciary duties when they engage "willful blindness" by agreeing to contractual restrictions that prevent them from reviewing material information); *In re Complete Genomics, Inc. S'holder Litig.*, C.A. No. 7888-VCL (Del. Ch. Nov. 27, 2012) (Transcript) (same).

12 *See, e.g., Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281 (Del. 1998) (invalidating a "delayed redemption provision" that, under certain circumstances, would have prevented newly elected directors from redeeming a stockholder rights plan for a six-month period); *Abercrombie v. Davies*, 123 A.2d 893, 899 (Del. Ch. 1956) (invalidating a provision in an agreement that required the directors to act as directed by an arbitrator under certain circumstances), *rev'd on other grounds*, 130 A.2d 338 (Del. 1957).

13 The DGCL was amended after the *AFSCME* decision to specifically authorize bylaws relating to reimbursement of a stockholder's proxy solicitation expenses (*see* 8 *Del. C.* § 113), but that new statutory provision does not overrule the principles of common law adopted by the Supreme Court. Rather, the DGCL amendments merely

(Continued . . .)

Just as a bylaw cannot require a board to reimburse expenses in the voting context, it also cannot require a board to refrain from reviewing certain information in the voting context. Indeed, the Delaware Court of Chancery has recognized that reviewing, and responding to, the "tally of votes" before a stockholder meeting is an appropriate action for a board. In *Mercier v. Inter-Tel (Delaware), Inc.*, 929 A.2d 786 (Del. Ch. 2007), a company had entered into an agreement to be acquired by a third party, but it became clear that, at the scheduled stockholder meeting, the stockholders would vote down the transaction. Continuing to believe that the transaction was in the stockholders' best interests, the board postponed the meeting and engaged in additional communications with the stockholders. The Court found that the *Inter-Tel* board had demonstrated a "compelling justification" for its actions. *Id.* at 819. This was because, once the directors had determined that the transaction was in the stockholders' best interests, as fiduciaries, they were duty-bound "to pursue the implementation of those measures [i.e., that transaction] in an efficient fashion," including taking actions (such as postponing the meeting) to obtain the required stockholder approval. *Id.* at 809.

Inter-Tel is not an isolated example. Boards of directors frequently consult reports on the "tally of votes" on proposals to determine the appropriate response to current stockholder sentiment expressed through voting. Annual meetings are a central feature of corporate governance, but for widely-held corporations it is not possible to have significant dialogue at an annual meeting. Most dialogue between a public company's management and stockholders takes place outside of such meetings. The Proposal would impede constructive dialogue by taking away a key piece of information. For example, based on incoming voting information, companies have revised proposals related to a sale of the company to increase the price paid to the selling company stockholders (such as in the 2013 Dell transaction).[14] Similarly, a board might revise a stock option plan proposal to decrease the number of shares available under the option plan or reduce executive compensation in response to stockholder

---

(Continued . . .)

demonstrate the principle that a future board cannot be divested of managerial power in a policy or bylaw unless that divestiture is permitted by the DGCL.

The *AFSCME* line of cases does not mean that a board cannot limit the exercise of its fiduciary duties to the extent it enters into binding contracts, in which the board contractually limits its range of actions in exchange for bargained-for consideration. Those contracts differ from the Proposal, which does not involve bargained-for consideration and instead calls for an intra-governance provision that is solely intended to alter the statutorily mandated allocation of authority between current and future boards of directors.

14 *See, e.g.*, M. de la Merced & Q. Hardy, *Long Battle for Dell Ends in Victory for Founder* (N.Y. Times Sept. 12, 2013) (discussing the Dell Inc. transaction, including two increases in the transaction price paid to the stockholders in response to monitoring of the vote tally and ongoing communications with stockholders), *available at* http://dealbook.nytimes.com/2013/09/12/dell-shareholders-approve-24-9-billion-buyout/.

views.[15] The prohibition advocated by the Proposal could interfere with Board action in similar situations.

The Proposal would impose a dead-hand limitation on the directors (and future directors) that would preclude them from obtaining the type of information that the *Inter-Tel* board utilized in deciding upon a proper course of action. This prohibition would apply to executive compensation matters, which are widely recognized to involve significant policy implications.[16] Like the proposed bylaw amendment in *AFSCME*, the Proposal here "contains no language or provision that would reserve to [the Company's] directors their full power to exercise their fiduciary duty to decide whether or not it would be appropriate, in a specific case," to review the "running tally of votes" even if the directors determine, in their independent judgment, that it would be prudent to review such information. *AFSCME*, 953 A.2d at 240. Accordingly, the *AFSCME* line of cases compels the conclusion that the Proposal would violate Delaware law if it were implemented.

* * *

IV. Conclusion.

For the foregoing reasons, it is our opinion that the Proposal, if implemented, would cause the Company to violate Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

10753339

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[15] *See, e.g.*, ProAssurance Corp., Form 8-K (filed May 13, 2013) (announcing a revision to a stock option plan proposal to reduce the number of shares reserved under the plan to address investor concerns after the company filed its initial proxy statement); Concur Technologies, Inc., Form 8-K (filed Feb. 17, 2009) (same).

[16] *See, e.g.*, 15 U.S.C. § 78n-1 (providing stockholders "say on pay" votes on executive compensation); 17 C.F.R. Parts 229.402 & 229.403 (regulating disclosures of executive compensation and stock ownership); *Staff Legal Bulletin No. 14A* (July 12, 2002) (recognizing that senior executive compensation implicates significant policy concerns).